SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2011

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2010. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed last Friday, July 8, 2011 with the Securities and Exchange Commission and the Philippine Stock Exchange regarding a discloseable event/information.	5

Exhibit 1

July 8, 2011

The Philippine Stock Exchange

3rd Floor Philippine Stock Exchange Plaza

Ayala Triangle, Ayala Avenue

Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Mr. Norberto T. Moreno, Jr.

Assistant Head, Disclosure Department

Dear Sirs and Mesdames:

We refer to your letter dated July 7, 2011 requesting for information on all the terms and features of the Voting Preferred Stock and Non-Voting Serial Preferred Stock of the authorized capital stock of Philippine Long Distance Telephone Company (the “Company”).

As provided in the Seventh Article of the Amended Articles of Incorporation of the Company, our Board of Directors is expressly granted the authority to determine the relative rights, preferences and limitations of shares of each class or series of the Company’s preferred capital stock including, but not limited to, the dividend rate, whether or not the shares shall be redeemable and/or convertible or exchangeable for shares of stock of any other class and the price(s) or rate(s) of conversion and exchange, and the rights of holders of such shares in case of liquidation, dissolution, distribution of assets or winding-up of the corporation.

With respect to our outstanding non-voting Serial Preferred Stock, the Board resolutions providing for the rights, preferences and limitations of each series of said stock had already been submitted to the Securities and Exchange Commission (the “SEC”) and the Philippine Stock Exchange (the “PSE”) at the time they were adopted on various dates. On the other hand, with respect to the new sub-classification of voting Preferred Stock, the amendments to the Seventh Article of the Articles of Incorporation creating the same are still subject to stockholders’ approval and SEC’s approval. It is only after such approvals have been obtained that our Board of Directors will decide whether or not it will be appropriate or necessary to issue such voting Preferred Stock and determine the rights, preferences and limitations thereof, as well as whether or not such shares will be listed on the PSE.

Page 1of 5

Exhibit 1

We note the reminder in the last paragraph of your letter and assure you that the Company will comply with its disclosure obligation when our Board of Directors shall have determined the specific rights, preferences and limitations of the voting Preferred Stock and authorized the issuance thereof.

Thank you.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

July 8, 2011

Securities & Exchange Commission

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In compliance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of our letter dated July 8, 2011 to the Philippine Stock Exchange, Inc. (PSE) in response to PSE’s letter dated July 7, 2011 requesting for information on all the terms and features of the Voting Preferred Stock and Non-Voting Serial Preferred Stock of the capital stock of PLDT.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  July 8, 2011

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553; 816-8556

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.             Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code or Sections 4 and 8 of the Revised Securities Act

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a copy of our letter to the Philippine Stock Exchange, Inc. (PSE) dated July 8, 2011 in response to PSE’s letter dated July 7, 2011 requesting for information on all the terms and features of the Voting Preferred Stock and Non-Voting Serial Preferred Stock of the capital stock of PLDT.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

July 8, 2011

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: July 11, 2011